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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


                             SIGNALSOFT CORPORATION
                            (Name of Subject Company)

                                   ---------

                             SIGNALSOFT CORPORATION
                       (Name of Persons Filing Statement)

                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)

                                   82668M 10 2
                      (CUSIP Number of Class of Securities)

                                ANDREW M. MURRAY
                        SENIOR VICE PRESIDENT OF FINANCE
                             SIGNALSOFT CORPORATION
                              1495 CANYON BOULEVARD
                             BOULDER, COLORADO 80302
                                 (303) 381-3000
                  (Name, address and telephone number of person
          authorized to receive notices and communications on behalf of the persons filing statement)

                                 With copies to:
                               J. GREGORY HOLLOWAY
                            HOLME ROBERTS & OWEN LLP
                       90 SOUTH CASCADE AVENUE, SUITE 1300
                      COLORADO SPRINGS, COLORADO 80903-1615
                                 (719) 473-3800

[X] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.




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         The following is a joint press release issued by Openwave Systems Inc.
and SignalSoft Corporation on May 29, 2002 announcing the proposed tender offer and merger.


FOR IMMEDIATE RELEASE


   OPENWAVE TO ACQUIRE SIGNALSOFT TO EXPAND PORTFOLIO OF MOBILE DATA SERVICES

                Acquisition Will Add Complementary Technology and
                      Expertise in Location-Based Services

REDWOOD CITY, CALIF. - MAY 29, 2002 - Openwave Systems Inc. (Nasdaq: OPWV), the worldwide leader of open communication infrastructure software and applications, today announced the execution of a definitive agreement to acquire SignalSoft(R) Corporation, (Nasdaq: SGSF), for $2.26 per share in cash. SignalSoft, the developer of the Wireless Location Services(R) software suite, is a worldwide leader in software applications for both commercial and emergency (E911) location-based services.

Location information allows consumers to receive information and content via their mobile phone based on their current location and provides mobile operators the ability to offer revenue-generating and safety services. SignalSoft has more location-based services deployed worldwide than any other software infrastructure vendor. SignalSoft's services include:

     o Wireless Location Services is a portfolio of location services, including Location Manager(TM), a location gateway, and Location Studio(TM), SignalSoft's privacy and authentication middleware.

     o SignalSoft also offers applications such as the FriendFinder(TM) solution, which enables users to see the location of their friends, families and co-workers quickly and easily. SignalSoft's IN Location(TM) application allows subscribers to use their mobile phones to find businesses or services, such as nearby ATMs, restaurants, theaters, express mail offices and more.

     o SignalSoft's SafetyFirst(TM) solution helps consumers who are calling emergency services on their mobile phone, by locating the mobile caller and routing the call to the closest public safety answering point, such as a fire or police station.

"SignalSoft has developed leading location-based technology, which expands the richness and breadth of Openwave's Multi Service Platform and mobile messaging solutions," said Don Listwin, chairman, president and chief executive officer of Openwave. "The combination of SignalSoft's technology with Openwave's leadership in mobile and messaging software and strong customer base will provide the broadest industry solution to accelerate communication service providers' transition to voice and data oriented revenue streams."

"Openwave, as the leader in the mobile internet, is the natural home for SignalSoft's Wireless Location Services," said David Hose, president and chief executive officer of SignalSoft. "I believe this combination will bring benefits, in terms of scale and integration, to our mobile operator customers as they invest in location services for their subscribers."

RICH MARKET OPPORTUNITY FOR OPENWAVE, OPERATORS AND DEVELOPERS

This acquisition will best position Openwave and its customers to capture demand for location-based services. Ovum predicts in its "Wireless Internet Business Models" report from February 2002 that there will be 385 million location-based users worldwide by the year 2006, generating nearly $11 billion in location related revenues (includes transaction value of goods associated with m-commerce and spending related to location based advertising). Of this, $4 billion will accrue to operators for information, location tracking, call routing, m-commerce and advertising services.

The addition of SignalSoft to Openwave will significantly extend the capabilities that will enable the wireless application developer community to develop a richer and more integrated set of applications.

MEETING MOBILE OPERATORS NEEDS

As separate companies, SignalSoft and Openwave already serve many of the leading mobile operators worldwide. Openwave currently services more than 85 mobile Communication Service Providers worldwide. Working as one company, SignalSoft and Openwave intend to deepen relationships with these many joint customers as well as expand relationships to serve virtually all major operators, in combination with existing and new integration partners.

FINANCIAL TERMS AND SCHEDULE

Under the terms of the definitive agreement, Openwave will acquire SignalSoft for a total equity value of approximately $59 million in cash. Openwave will utilize SignalSoft's currently existing cash of approximately $45 million to help finance the transaction.

To effect the transaction, Openwave will commence a tender offer for all of SignalSoft's outstanding common stock at a price of $2.26 per share. Openwave will utilize SignalSoft's existing cash to help finance the transaction. The acquisition is expected to close in the third calendar quarter of 2002.

The transaction is subject to certain conditions, including there being validly tendered (and not withdrawn) at least two-thirds of SignalSoft's outstanding shares on a fully-diluted basis, expiration or termination of the Hart-Scott-Rodino waiting period and other customary conditions contained in the merger agreement. SignalSoft shareholders holding approximately 30% of the outstanding shares of SignalSoft have entered into a Stockholder Agreement pursuant to which they have agreed to tender their shares into Openwave's offer.

CONFERENCE CALL INFORMATION

An investor conference call has been scheduled for Wednesday, May 29, 2002 at 6:00 a.m. Pacific time, 9:00 a.m. Eastern time. Interested parties may dial into the conference call by dialing (888) 276-9998, International Number: (612) 332-0342. A live webcast of the call will also be available on Investor section of Openwave's website at: http://investor.openwave.com/medialist.cfm.

ABOUT SIGNALSOFT CORP.

SignalSoft(R) Corp. (Nasdaq: SGSF) offers mobile operators worldwide the software products and solutions needed to effectively implement location-based services. The company's Wireless Location Services(R) software suite provides operators the ability to deliver new services to their subscribers, differentiate their offerings, increase revenues, reduce churn and build subscriber loyalty. Some of the largest U.S. mobile operators, including AT&T Wireless, Cingular, Sprint PCS and VoiceStream, and leading operators in Europe, such as Cegetel/SFR, Libertel-Vodafone, Orange and Telia, use SignalSoft's products. Founded in 1995, SignalSoft is headquartered in Boulder, Colo., USA, with offices in Sweden and the United Kingdom. For more information visit the company's Web site at www.signalsoftcorp.com. SignalSoft(R) and Wireless Location Services(R) are federally registered trademarks of SignalSoft Corporation. Location Manager, Location Studio, FriendFinder, IN Location and SafetyFirst are trademarks of SignalSoft or its subsidiaries.

SignalSoft stockholders are urged to read the relevant tender offer documents and solicitation/recommendation statement when they become available because they will contain important information that stockholders should consider before making any decision regarding tendering their shares.

ABOUT OPENWAVE

Openwave Systems Inc. (Nasdaq: OPWV) is the worldwide leader of open IP-based communication infrastructure software and applications. Openwave is a global company headquartered in Redwood City, California. For more information, please visit www.openwave.com.


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CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

SIGNALSOFT

This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, delay in product development, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in SignalSoft's filings with the Securities and Exchange Commission.

OPENWAVE

This release contains forward-looking statements relating to expectations, plans or prospects for Openwave Systems Inc. that are based upon the current expectations and beliefs of Openwave's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In particular, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: (a) the ability to realize our strategic objectives by taking advantage of market opportunities in the Americas, Europe including the Middle East, and the Asia Pacific region; (b) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of our current, new and potential customers, suppliers and strategic partners; (c) risks associated with the success of the GSM Association's Mobile Service Initiative; (d) risks associated with the development and licensing of software generally, including potential delays in software development and technical difficulties that may be encountered in the development or use of the Company's software; (e) the ability to manage the Company's growth; (f) the ability to continue to obtain qualified, experienced employees; (g) the ability to successfully partner with other companies; (h) the ability to acquire additional companies and technologies and integrate such acquisitions, such as the acquisition of SignalSoft; (i) competition and technological changes and developments; (j) general risks of the Internet and wireless and wireline telecommunications sectors; and (k) the uncertain economic and political climate in the United States and throughout the rest of the world and the potential that such climate may deteriorate further.

For a detailed discussion of these and other cautionary statements, please refer to the risk factors discussed in filings with the U.S. Securities and Exchange Commission ("SEC"), including but not limited to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2001 and the Company's quarterly reports on form 10-Q for the quarters ended September 30, 2001, December 31, 2001 and March 31, 2002. All documents also are available through the SEC's Electronic Data Gathering Analysis and Retrieval system (EDGAR) at www.sec.gov and from Openwave's Web site at www.openwave.com. The Company assumes no obligation to update the forward-looking statements included in this document.

ADDITIONAL INFORMATION

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of SignalSoft. At the time the expected offer is commenced, Openwave will file tender offer materials with the U.S. Securities and Exchange Commission and SignalSoft will file a solicitation/recommendation statement with respect to the offer. The tender offer materials (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information, which should be read carefully before any decision is made with respect to the offer. The offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all stockholders of SignalSoft at no expense to them. The tender offer materials (including the offer to purchase, the related letter of transmittal and all other documents filed with the Commission) and the solicitation/recommendation statement will also be available for free at the Commission's website at www.sec.gov and at Openwave's website at www.openwave.com.
                                      # # #

Openwave, the Openwave logo and Services OS are trademarks and or registered trademarks of Openwave Systems Inc. All other trademarks are the properties of their respective owners.


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CONTACTS

OPENWAVE SYSTEMS INC.
Michele Landry
Openwave
+1 650 480 4622
Michele.landry@openwave.com

OPENWAVE (EUROPE) LIMITED
Chris Cartwright
Bite Communications Ltd.
+44 20 8600 6729
chrisc@bitecomm.co.uk

SIGNALSOFT CORPORATION
Ali Heine
SignalSoft Corp.
+1 303 381-3189
aheine@signalsoftcorp.com



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